[redacted]

U.. 12014193 IANGE COMMISSION
).C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

14
3/2/12

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-~~51291~~ 41609

REPORT FOR THE PERIOD BEGINNING - 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WWK Investments, Inc. (a wholly-owned
Subsidiary of Welch, Welch & Kelley Investments, Inc.)

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

133 W. Main Street, Suite 130
(No. and Street)

Northville	Michigan	48167
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch 248-449-8300
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	1500 W. Big Beaver, 2nd Floor	Troy	MI	48084
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(06-02)

AB
3/14

OATH OR AFFIRMATION

I, Daniel J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DJWelch
Signature

President
Title

Mary E. Tabin
Notary Public

MARY E. TABIN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires May 19, 2013
Acting in the County of Wayne

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows.
[X]	(e)	Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[X]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent Auditors' Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

WWK Investments, Inc.

(a wholly owned subsidiary of Welch, Welch & Kelly Investments, Inc.

Year Ended December 31, 2011

Financial Statements and Supplementary Information and Independent Auditors' Report on Internal Control in Accordance with Rule 17a-5

Rehmann
Business wisdom delivered.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

TABLE OF CONTENTS

Rehmann

1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 25, 2012

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

We have audited the accompanying statement of financial condition of ***WWK Investments, Inc.*** (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) as of December 31, 2011, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***WWK Investments, Inc.*** as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stating in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	72,619
Commissions and other receivables		88,577
Prepaid assets		3,376
Net property and equipment		27,598
Other		5,797
Total assets	**$**	**197,967**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued compensation	$	51,829
Accrued professional fees and miscellaneous		21,105
Total liabilities		**72,934**
Commitments (Note 4)		
Shareholders' equity		
Common stock, $1 par value, authorized 10,000 shar issued and outstanding 5,000 shares		5,000
Additional paid-in-capital		54,558
Retained earnings		65,475
Total shareholders' equity		**125,033**
Total liability and shareholders' equity	**$**	**197,967**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenue	
Commissions	$ 862,130
Management fee	7,000
Total revenue	**869,130**
Expenses	
Compensation, commissions and related benefits	631,959
Regulatory fees	20,375
Depreciation	12,882
Advertising	550
Insurance	1,506
Occupancy	38,847
Other	163,190
Total expenses	**869,309**
Loss before allocation in lieu of income taxes	**(179)**
Allocation in lieu of income taxes	7,853
Net loss	**$ (8,032)**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly ownded subsidiary of Welch, Welch, & Kelley Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-in	Retained	Total Shareholders'
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2011	5,000	$ 5,000	$ 54,558	$ 73,507	$ 133,065
Net loss	-	-	-	(8,032)	(8,032)
Balances, December 31, 2011	5,000	$ 5,000	$ 54,558	$ 65,475	$ 125,033

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (8,032)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	12,882
Net changes in operating assets and liabilities which (used) provided cash	
Commission and other receivables	(11,227)
Prepaid and other	(3,507)
Accruals and other liabilities	12,585
Net cash provided by operating activities	**2,701**
Cash used in investing activities	
Purchase of property and equipment	(2,077)
Increase in cash and cash equivalents	**624**
Cash and cash equivalents, January 1, 2011	71,995
Cash and cash equivalents, December 31, 2011	**$ 72,619**
Supplemental cash flows information	
Cash paid during the year for federal and state income taxes	**$ 11,353**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
WWK Investments, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment consulting services to individuals and small businesses. Customers of the Company are located predominantly in the State of Michigan.

The Company is a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc. (the "Parent") and was incorporated under the laws of the state of Nebraska on July 19, 1989.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits in banks and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90.

Commissions
Commissions receivable consist primarily of amounts due from revenues earned from the sale and service of financial products as described above. All amounts deemed uncollectible are charged off against the allowance for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2011.

Property and Equipment
Purchased property and equipment are stated at cost, less accumulated depreciation. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Property and equipment are depreciated using the straight-line method over the estimated useful life of the related assets, which range from 5 to 7 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Revenue Recognition
Securities transactions and related revenue and expense, are recorded on a trade date basis.

Advertising
Advertising costs are charged to operations when incurred. Advertising expense was $550 in 2011.

Concentrations
The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. In 2011, 78% of commission revenue was from two Investment Companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Federal and state deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal and state income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to different property and equipment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred income tax assets and liabilities. There were no deferred income taxes at December 31, 2011.

In July 2006, the FASB issued a new standard related to *Accounting for Uncertainty in Income Taxes*, now codified as Accounting Standards Codification ("ASC") Topic 740. ASC Topic 740 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes and prescribes the recognition threshold and measurement attribute for disclosures of tax positions previously taken or expected to be taken on an income tax return. The Company adopted the provisions of ASC Topic 740 effective January 1, 2009, and, accordingly, analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any changes for such, to the extent they arise, as a component of its operating expenses. The adoption of ASC Topic 740 had no significant impact on the Company's financial statements.

The Company has evaluated the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. The evaluation was performed for the years 2007 through 2010, the years which remain subject to examination by major tax jurisdiction as of December 31, 2010. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2011, and it is not aware of any claims for such amounts by federal or state income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Subsequent Events
In preparing these financial statements, we have evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2011, the most recent statement of financial condition presented herein, through February 25, 2012 the date these financial statements were available to be issued. No such significant events or transactions were identified.

2. PROPERTY AND EQUIPMENT

Major classes of property and equipment are summarized as follows at December 31, 2011:

Furniture and fixtures	$ 14,450
Leasehold improvements	40,461
Equipment	27,353
Total property and equipment	82,264
Less accumulated depreciation	54,666
Net property and equipment	**$ 27,598**

3. RETIREMENT PLAN

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under this plan eligible employees are permitted to contribute a portion of their compensation into the retirement plan up to a maximum determined by the Internal Revenue Code. The Company may make a discretionary matching and profit sharing contribution each year. Contributions for the year ended December 31, 2011 were $33,953.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on March 31, 2014. The lease has options to renew for an additional six years. Rent expense under the operating leases amounted to $30,402 for the year ended December 31, 2011.

Future minimum rental payments under the non-cancelable operating lease with initial or remaining terms in excess of one year and in effect as of December 31, 2011 are as follows:

Year Ending December 31	Amount
2012	$ 31,479
2013	32,104
2014	8,065
Total future minimum lease payments	$ 71,648

5. RELATED PARTY TRANSACTIONS

In June of 2011 the Company began charging a management fee of $1,000 per month to a related entity through common ownership.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2011 the Company had net capital of $32,827, which was $27,827 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 222.18%.

7. INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2011.

Current tax	
Federal	$ 561
State	7,292
Allocation in lieu of income taxes	$ 7,853

■ ■ ■ ■ ■

SUPPLEMENTARY INFORMATION

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total shareholders' equity qualified for net capital	$ 125,033
Deductions and/or changes	
Non-allowable assets	
Petty cash	500
Commissions receivable	48,811
Accrued receivable	6,124
Prepaid expenses and other	6,876
Property and equipment	27,598
Security deposit	2,297
Total deductions	**92,206**
Net capital	**$ 32,827**
Aggregate indebtedness - Items included in statement of financial condition - accrued expenses/accounts payable	72,934
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 27,827
Excess net capital at 1,000% (Net capital, less 10% aggregate indebtedness)	$ 25,534
Ratio of aggregate indebtedness to net capital	222.18%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A Part II filing.

Rehmann

1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 25, 2012

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***WWK Investments, Inc.*** (the "Company") (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Rehmann

1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 25, 2012

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by WWK Investments, Inc. and the Securities and Exchange commission, financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WWK Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WWK Investments, Inc.'s management is responsible for the WWK Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form-SIPC-7 with respective cash disbursement records entries recorded in the general ledger for the year ended December 31, 2011, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule which consisted of a statement of income for the period January 1, 2011 through December 31, 2011, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which consisted of a statement of income for the period January 1, 2011 through December 31, 2011, supporting the adjustments noting no differences.

5. Compared the amount of the overpayment applied to the current assessment noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson